Filed Pursuant to Rule 433
Registration Statement No. 333-227001

Capital Markets RBC

September 30, 2020

RBC Small Cap US Tactical Equity Total Return Index

Performance Factsheet

Index Objectives:

The RBC Small Cap US Tactical Equity Total Return Index is designed to meet or exceed risk-adjusted returns relative to the benchmark by optimizing asset allocation between Small-Cap U.S. equities and cash. This dynamic asset allocation is implemented by observing bullish or bearish trends in Small-Cap U.S. equities, on a monthly basis, to determine the exposure until the next monthly observation.

Index Ticker Symbols:

Bloomberg: RBCESTUT Index
Thomson Reuters: .RBCESTUT

Index Launch Date:

February 18, 2019

Index Base Date:

October 31, 2007

Asset Class:

Equity
Fixed Income (Cash)

Allocations:

E-mini Russell 2000 Futures contract
Federal Funds Rate

Last Allocation Date:

September 16, 2020

Benchmark:

Russell 2000 Total Return Index
Bloomberg: RU20INTR Index
Thomson Reuters: .RUTTR

Liquidity:

The Index tracks equity futures and cash. The tracked futures contract averages significantly in excess of $1bn in daily trading volume.

Availability:

Investors cannot invest directly in the Index.
The Index can be used as an underlying for various investment vehicles to provide exposure to investors.

Index Description

The Index provides exposure to either Small-Cap U.S. equities or cash (the Federal Funds rate). This allocation determination is based on monthly observations of a pre-defined Tactical Trigger: the 100 daily moving average (100 DMA) of the iShares Russell 2000 ETF (Bloomberg: IWM US Equity; the ETF). The Index obtains exposure to Small-Cap U.S. equities by tracking the performance of the futures contract.

On the specified monthly determination date, if the ETF is at or above its 100 DMA (a bullish trend), the Index will allocate to equity via the E-mini Russell 2000 futures contract plus the Federal Funds rate (to replicate the total return) <u>or</u> only to the Federal Funds rate if the ETF is below its relevant 100 DMA (a bearish trend).

Performance[1, 2] – Total Return (USD)


300
260
220
180
140
100
60
20
Oct 07
Apr 09
Sep 10
Feb 12
Jul 13
Dec 14
May 16
Oct 17
Mar 19
Sep 20
Index
Benchmark

Index (USD)	Return (%)[2]			Return p.a. (%)				YoY Return (%)				
	1M	3M	YTD	1Y	3Y	5Y	Base	'15	'16	'17	'18	'19
Index (I)	-3.4	5.0	-35.8	-32.6	-13.1	-2.8	3.4	3.0	21.9	11.7	0.6	-1.3
Benchmark (B)	-3.3	4.9	-8.7	0.4	1.8	8.0	6.2	-4.4	21.3	14.6	-11.0	25.5
Variation (I) - (B)	0.0	0.0	-27.1	-33.0	-14.8	-10.8	-2.9	7.4	0.5	-3.0	11.6	-26.8

Index (USD)	Volatility p.a. (%)[3]			Sharpe Ratio[4]			12 Month Return		Worst Drawdown		Beta	
	1Y	5Y	Base	1Y	5Y	Base	Best	Worst	(%)	DUW[5]	1Y	5Y
Index (I)	30.5	18.0	17.5	-0.98	-0.13	0.24	61.6	-43.3	-46.9	25	0.55	0.55
Benchmark (B)	41.9	24.0	26.7	0.21	0.42	0.35	97.9	-48.0	-57.7	38	1.00	1.00
Variation (I) - (B)	-11.4	-6.0	-9.1	-1.19	-0.56	-0.11	-36.3	4.8	10.8	-13	-	-

[1] Daily data from October 31, 2007 to September 30, 2020. Index re-based to 100 on October 31, 2007. Please see the final page for important information about the presentation of the performance information set forth in this document
[2] Source: Solactive AG, Bloomberg, RBC Capital Markets
[3] Based on daily returns, annualized with a 252-day factor
[4] Based on the average of daily excess returns against Fed Funds, annualized with a 252-day factor
[5] Duration Under Water: number of months taken by the Index and the Benchmark to increase back to their respective previous highest level after a market decline

Page 1 of 4

RBC Capital Markets

September 30, 2020

Allocation History[1] (over last 12 months)

Determination Date	Allocation Date	Russell 2000 Futures	Cash	Index Performance*	Benchmark Performance*
September 14, 2020	September 16, 2020	100%	0%	TBD**	TBD**
August 17, 2020	August 19, 2020	100%	0%	-0.9%	-1.1%
July 13, 2020	July 15, 2020	100%	0%	6.3%	6.5%
June 15, 2020	June 17, 2020	100%	0%	3.7%	3.7%
May 11, 2020	May 13, 2020	0%	100%	0.0%	15.9%
April 13, 2020	April 15, 2020	0%	100%	0.0%	4.2%
March 16, 2020	March 18, 2020	0%	100%	0.0%	19.6%
February 14, 2020	February 19, 2020	100%	0%	-40.3%	-41.3%
January 13, 2020	January 15, 2020	100%	0%	0.6%	0.7%
December 16, 2019	December 18, 2019	100%	0%	1.1%	1.4%
November 11, 2019	November 13, 2019	100%	0%	4.6%	4.7%
October 14, 2019	October 16, 2019	0%	100%	0.1%	4.3%

[1] Determination Date was two business days prior to Allocation Date

* Performances between current and next Allocation Date; ** To be determined on the next Allocation Date (October 14, 2020)

Allocation Snapshot (as of September 30, 2020)


$195
$175
$155
$135
$115
$95
$75
IWM Price
Sep 16 Mar 17 Sep 17 Mar 18 Sep 18 Mar 19 Sep 19 Mar 20 Sep 20
Current Allocation
100% Equity
(as of September 16, 2020)
100 DMA
iShares Russell 2000 ETF (IWM)

Characteristics Snapshot

As of Last Determination Date (September 14, 2020)

Indicator	Closing Level	Tactical Trigger
Small-Cap U.S. (IWM)	153.08	6.6% ABOVE 100DMA

As of Month End (September 30, 2020)

Indicator	Closing Level	Distance from DMA
Small-Cap U.S. (IWM)	149.79	2.4%

Date	Last	Next
Determination	September 14, 2020	October 12, 2020
Allocation	September 16, 2020	October 14, 2020

Monthly Returns (%, as of September 30, 2020)

Index	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2020	-3.2%	-8.5%	-31.5%	0.0%	0.0%	0.9%	2.8%	5.7%	-3.4%				-35.8%
2019	0.2%	2.3%	-2.1%	3.5%	-7.8%	6.3%	1.8%	-6.7%	-2.8%	0.1%	2.1%	2.7%	-1.3%
2018	2.7%	-3.4%	-3.5%	1.0%	6.0%	0.7%	1.7%	4.2%	-2.4%	-6.1%	0.2%	0.2%	0.6%
2017	0.2%	1.9%	0.1%	-1.3%	1.2%	3.4%	0.8%	-2.9%	4.8%	0.8%	2.9%	-0.7%	11.7%
2016	0.0%	0.0%	0.0%	0.0%	2.3%	0.0%	6.1%	1.8%	1.2%	-4.7%	11.2%	2.7%	21.9%
2015	-1.1%	6.1%	1.8%	-2.6%	2.3%	0.9%	-1.2%	-3.0%	0.0%	0.0%	0.0%	0.0%	3.0%
2014	-2.8%	4.8%	-0.6%	-3.9%	0.0%	0.9%	-6.2%	2.1%	0.0%	0.0%	1.2%	0.3%	-4.5%

Benchmark	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2020	-3.2%	-8.4%	-21.7%	13.7%	6.5%	3.5%	2.8%	5.6%	-3.3%				-8.7%
2019	11.2%	5.2%	-2.1%	3.4%	-7.8%	7.1%	0.6%	-4.9%	2.1%	2.6%	4.1%	2.9%	25.5%
2018	2.6%	-3.9%	1.3%	0.9%	6.1%	0.7%	1.7%	4.3%	-2.4%	-10.9%	1.6%	-11.9%	-11.0%
2017	0.4%	1.9%	0.1%	1.1%	-2.0%	3.5%	0.7%	-1.3%	6.2%	0.9%	2.9%	-0.4%	14.6%
2016	-8.8%	0.0%	8.0%	1.6%	2.3%	-0.1%	6.0%	1.8%	1.1%	-4.8%	11.2%	2.8%	21.3%
2015	-3.2%	5.9%	1.7%	-2.6%	2.3%	0.7%	-1.2%	-6.3%	-4.9%	5.6%	3.3%	-5.0%	-4.4%
2014	-2.8%	4.7%	-0.7%	-3.9%	0.8%	5.3%	-6.1%	5.0%	-6.0%	6.6%	0.1%	2.8%	4.9%

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Summary of Index Methodology:      RBC Small Cap US Tactical Equity Total Return Index          Tactical Trigger – Determined 2 Trading Days Before Allocation100-day Moving Average iShares Russell 2000 ETF (IWM)                Bearish Tactical Trigger iShares Russell 2000 ETF Spot below the Tactical Trigger  Monthly Allocation – Is Tactical Trigger Bullish or Bearish?Bullish Tactical Trigger iShares Russell 2000 ETF Spot above the Tactical TriggerE-mini Russell 2000 Future+Federal Funds RateORFederal Funds Rate      September 30, 2020    3

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Before you invest, you should read those documents and the other documents relating to these offerings that Royal Bank of Canada has filed with the SEC for more complete information about us and these offerings. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the prospectus and any related supplements if you so request by calling toll- free at 1-877-688-2301.® Registered trademark of Royal Bank of Canada. Used under license. All rights reserved.Important Information About the Historical Performance of the IndexThe Index was launched on February 18, 2019. Accordingly, all of the information about the performance of the Index prior to that date is based on hypothetical back-tested information.The hypothetical performance of the Index is based on criteria that have been applied retroactively with the benefit of hindsight; these criteria cannot account for all financial risk that may affect the actual performance of the Index in the future. The future performance of the Index may vary significantly from the hypothetical performance data in this document. For example, not all of the futures contracts and ETFs upon which the Index is based existed during all the periods shown; accordingly, we have used other related financial assets for those periods, when needed. In addition, please note that the back-tested performance of the Index set forth in this document does not reflect the deduction of any fees and charges that would be applicable to a financial instrument that references the Index.For the full Index methodology, please visit the following link: www.solactive.com  September 30, 2020    4